DYNASTY
GOLD CORP.
TSX-V: DYG

04024587

April 7, 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Dear Sirs:

RE: Dynasty Gold Corp. (formerly C Squared Developments Inc.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News Release dated March 24, 2004;
2. Material Change Report dated March 24, 2004;
3. News Release dated March 30, 2004; and
4. Material Change Report dated March 30, 2004.

Yours very truly,

DYNASTY GOLD CORP.
per:

Marilyn Wong, Assistant Secretary

Encl.

dlw 4/28

Sun Life Plaza, 215 – 1100 Melville Street, PO Box 29, Vancouver, BC V6E 4A6
Tel: 604.633.2100 Fax: 604.484.3559 Email: info@dynastygoldcorp.com www.dynastygoldcorp.com

DYNASTY
GOLD CORP.

Sun Life Plaza
215-1100 Melville Street
P.O. Box 29
Vancouver, BC, V6E 4A6
tel. 604 633-2100 • fax 604 484-3559
http://www.dynastygoldcorp.com/

Press Release 04-06
For more information, contact:
Joyce Adam or Jonathan George
at Dynasty Gold Corp.
Trading Symbol: DYG-V

DYNASTY TO ACQUIRE SECOND GOLD PROJECT IN CHINA

Date: March 24, 2004

Vancouver, Canada: Dynasty Gold Corp. ("Dynasty" or the "Company") (TSX Venture-DYG) is pleased to announce it has entered into an agreement enabling it to acquire up to an 80% interest in the Wildhorse Gold Project located in Gansu Province, People's Republic of China (see map).

The Wildhorse Gold Project covers four major mineralized belts within a 3,000 km^2 area of mutual interest. At the recent Prospectors and Developers Association of Canada Convention (PDAC) held March 9th in Toronto, a Sino Foreign Cooperation Joint Venture (SJV) was formally signed between Terrawest Mining Inc. (TWM) and the No. 2 Institute of Geological and Mineral Resource Survey and Development Bureau of Gansu Province, People's Republic of China (see photo). Dynasty has been granted the sole and exclusive right to conduct due diligence on the Wildhorse Project. If merited, Dynasty will purchase 100% of TWM and assume all rights and obligations under the SJV through a share purchase agreement. The Company has initiated a technical report under the guidelines of National Instrument 43-101.

The prospect area is a known gold producer located in the northwest of the province along the Qinghai border, approximately 750 km from the provincial capital of Lanzhou. The gold typically occurs within discrete strata or quartz veins in Ordovician-aged volcanics and sediments that have been intruded by Silurian-aged granitic rocks emplaced along a deep-seated fault that bisects the project area. Gold has also been identified within many of the other lithological units in the prospect area.

The area of mutual interest was the subject of a National Land and Resource Investigation Project conducted during the 1990s. In addition to remote sensing, the project involved geological, geochemical and geophysical surveys and resulted in the discovery of several gold and other mineral occurrences. Several ring structures typically associated with large gold deposits have been identified in the prospect area.

Exploration

Initial exploration activities will include: (1) stream sediment sampling over an area of approximately 1,500 km^2, (2) geological mapping of approximately 50 km^2 at a scale of 1:10,000, (3) trenching (approximately 30 km), (4) aditting approximately (500 m), and (5) drill testing of promising targets.

Dynasty Gold Corp. is a Canadian based junior resource company focused on acquiring, exploring and developing gold prospects in China. Through its acquisition of Terrawest Minerals Inc. earlier this year, the Company is in partnership with Xinjiang Non-Ferrous Metals Corporation to explore an area of 2,500 km^2 in Xinjiang Autonomous Region. The business license formalizing the "Terraxin" Sino-Cooperative Foreign Joint Venture was issued last month. Exploration, with an initial budget of US $1.8 million, is scheduled to commence in April 2004.

Jonathan George, President, states: "With the proposed addition of the Wildhorse Project, Dynasty Gold would have exclusive exploration rights to over 5,500 km^2 in two of the most prospective mineralized belts in China, giving the Company exposure to one of the largest exploration packages held by a foreign entity."

ON BEHALF OF THE BOARD OF DYNASTY GOLD CORP.

"Jonathan W. George"

Jonathan W. George, President

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   Dynasty Gold Corp. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: 604 633-2100

2. **Date of Material Change**

   March 24, 2004

3. **Press Release**

   A news release was issued on March 24, 2004, and disseminated through the facilities of Canadian Corporate News, Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company is pleased to announce that it has entered into an agreement enabling it to acquire up to an 80% interest in the Wildhorse Gold Project located in Gansu Province, People's Republic of China.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: 604 633-2100

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 24th day of March, 2004.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

DYNASTY
GOLD CORP.

Sun Life Plaza
215-1100 Melville Street
P.O. Box 29
Vancouver, BC, V6E 4A6
tel. 604 633-2100 • fax 604 484-3559
http://www.dynastygoldcorp.com/

Press Release 04-07
For more information, contact:
Joyce Adam or Jonathan George
at Dynasty Gold Corp.

Trading Symbol: DYG-V

DYNASTY GOLD APPOINTS NEW DIRECTOR

Date: March 30, 2004

Vancouver, Canada: Dynasty Gold Corp. ("Dynasty" or the "Company") (TSX Venture-DYG) is pleased to announce the appointment of Mr. Wayne Koshman to the Board of Directors of the Company.

Mr. Koshman is the CEO and director of Terrawest Resource Holdings Inc., a Canadian corporation actively engaged in the acquisition of gold projects in the People's Republic of China.

Mr. Koshman received his Bachelor of Commerce degree from the University of Calgary in 1988 and has since been involved at senior levels with various corporations operating in China, Japan and Russia.

Dynasty, through various agreements with Terrawest Resource Holdings Inc. and/or its subsidiaries, is involved in the exploration and development of two such projects in China, covering an area of approximately 5,500 square kilometers, within highly prospective mineral belts.

Additionally, the Company announces that it has granted incentive stock options to purchase up to 150,000 shares of the Company at an exercise price of $0.75 for a term of five years, subject to approval by disinterested shareholders at the Company's general meeting scheduled for May 20, 2004, of an amendment to the Company's Stock Option Plan (the "Plan") to increase the number of shares reserved for issuance under the Plan. The proposed amendment will be subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan W. George"

Jonathan W. George, President

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   Dynasty Gold Corp. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: 604 633-2100

2. **Date of Material Change**

   March 30, 2004

3. **Press Release**

   A news release was issued on March 30, 2004, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has appointed Mr. Wayne Koshman to the Board of Directors of the Company.

   In addition, the Company has granted incentive stock options to purchase up to 150,000 shares at an exercise price of $0.75 for a term of five years, subject to approval by disinterested shareholders at the Company's next general meeting of an amendment to the Company's Stock Option Plan to increase the number of shares reserved for issuance.

5. **Full Description of Material Change(s)**

   The Company is pleased to announce the appointment of Mr. Wayne Koshman to the Board of Directors of the Company.

   Mr. Koshman is the CEO and director of Terrawest Resource Holdings Inc., a Canadian corporation actively engaged in the acquisition of gold projects in the People's Republic of China.

   Mr. Koshman received his Bachelor of Commerce degree from the University of Calgary in 1988 and has since been involved at senior levels with various corporations operating in China, Japan and Russia.

   Dynasty, through various agreements with Terrawest Resource Holdings Inc. and/or its subsidiaries, is involved in the exploration and development of two such projects in China, covering an area of approximately 5,500 square kilometers, within highly prospective mineral belts.

Additionally, the Company announces that it has granted incentive stock options to purchase up to 150,000 shares of the Company at an exercise price of $0.75 for a term of five years, subject to approval by disinterested shareholders at the Company's general meeting scheduled for May 20, 2004, of an amendment to the Company's Stock Option Plan (the "Plan") to increase the number of shares reserved for issuance under the Plan. The proposed amendment will be subject to the approval of the TSX Venture Exchange.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: 604 633-2100

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 30th day of March, 2004.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President